SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-22302

(Check one)

☑Form 10-K [Missing Graphic Reference]Form 20-F [Missing Graphic Reference]Form 11-K [Missing Graphic Reference]Form 10-Q
[Missing Graphic Reference]Form 10-D [Missing Graphic Reference]Form N-SAR[Missing Graphic Reference]Form N-CSR

For period ended December 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the transition period ended _______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I
REGISTRANT INFORMATION

Full name of registrant:  ISCO International, Inc.

Former name if applicable:  ___________________________________

Address of principal executive office (Street and Number): 1001 Cambridge Drive

City, State and Zip Code:  Elk Grove Village, Illinois  60007

PART II
RULES 12B-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

⁮
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ISCO International, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 on or before March 31, 2009 without unreasonable effort or expense.  The Company is working to finalize the accounting treatment associated with the sale of its wholly-owned subsidiary, Clarity Communication Systems, Inc. (“Clarity”), to TAA Group Inc. (“TAA”) on December 5, 2008.  The Company is evaluating if TAA is a Variable Interest Entity as defined in FASB Interpretation 46 (revised December 2003), Consolidation of Variable Interest Entities. The Company has requested additional information from TAA related to its capital and ownership structure, as well as its financial statements and cash flow projections. The Company’s independent registered accountant, Grant Thornton LLP (“GT”) has advised the Company that such information is needed to determine and for GT to concur with the Company’s assessment as to whether the Company is the primary beneficiary of TAA’s operations, in which case the Company would be required to include TAA’s financial results in its consolidated financial statements, as of and for the year ended December 31, 2008. If the Company were determined not to be the primary beneficiary of TAA, then the Clarity transaction would be evaluated for potential discontinued operations treatment in the Company’s results for the year ended December 31, 2008. The Company has made repeated attempts to obtain the requested information and TAA has refused each request.   The Company continues to attempt to obtain the requested information from TAA and is also investigating other options to resolve the issue.

The Company is working expeditiously to complete its Annual Report on Form 10-K, but at this time is unable to estimate when the Form 10-K will be filed with the Securities and Exchange Commission.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Gary Berger	(847)	391-9400
(Name)	(Area Code)	(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x	Yes	No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
x	Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the resolution of the issue discussed in Part III above, the Company’s 2008 consolidated financial statements may include the results of Clarity through December 5, 2008, the closing of the sale transaction with TAA.  Clarity realized operating losses during the time it was owned by the Company, from January 4, 2008 through December 5, 2008.  These losses, along with the Company’s purchase of Clarity, required significant infusions of operating funds, which were provided through increases in the Company’s long-term debt.  The proceeds from the sale of Clarity were less than the carrying value of the associated assets, resulting in additional losses.  Based on its current, unaudited estimates, the Company expects that the consolidated losses before taxes for the year ended December 31, 2008, will be in the range of $17.5 million to $18.5 million, with approximately $11 million to $12 million of losses related to Clarity.  The Company estimates that approximately $10.7 million of non-cash charges may be included in its consolidated losses before taxes for the year ended December 31, 2008.  The loss before taxes for 2007 was $ 6.4 million and included approximately $1.6 million of non-cash charges. The Company estimates that revenue for 2008, excluding Clarity, will range from $8.3 million to $8.6 million compared to 2007 revenues of $9.6 million.

Forward-Looking Statements:

The statements contained above include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). When used herein and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the “safe harbor” provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

ISCO International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2009	By:	/s/ Gary Berger ___
Gary Berger
Chief Financial Officer